

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2025

Erik Emerson
Chief Executive Officer
Apimeds Pharmaceuticals US, Inc.
2 East Broad Street 2nd Floor
Hopewell, NJ 08425

> **Re: Apimeds Pharmaceuticals US, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 6, 2025**
> **File No. 333-282324**

Dear Erik Emerson:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Summary Financial Data, page 10

1.   We note that your total liabilities on a Pro Forma, as adjusted basis were reduced but it is not clear from footnote (2) the nature of the adjustment that impacted your total liabilities. Please revise your footnote to explain all transactions reflected in the Pro Forma, as adjusted column.

Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Mannheim